Exhibit 99.1
E-House Reports Third Quarter 2010 Results
SHANGHAI, China, November 11, 2010 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and nine months ended September 30, 2010.
Third Quarter 2010 Financial and Operating Highlights
•
Total gross floor area (“GFA”) of new properties sold decreased by 10% year-on-year to 3.0 million square meters. Total value of new properties sold decreased by 12% year-on-year to RMB25.9 billion ($3.9 billion)[1].

•
Total revenues increased by 3% year-on-year to $88.6 million, including $19.1 million contributed by China Online Housing Technology Corporation (“COHT”). Without the COHT contribution, the remaining revenues decreased by 19% year-on-year to $69.5 million.

•
Non-GAAP net income[2] decreased by 45% year-on-year to $20.8 million. Non-GAAP net income includes $4.0 million attributable to COHT, while the remaining non-GAAP net income decreased by 55% year-on-year to $16.8 million.

•	Non-GAAP net income attributable to E-House shareholders[2] decreased by 65% year-on-year to $13.2 million, or $0.16 per diluted ADS.
First Nine Months of 2010 Financial and Operating Highlights
•
Total GFA of new properties sold was 7.7 million square meters for the first nine months of 2010, an increase of 4% from the same period of 2009. Total value of new properties sold was RMB65.6 billion ($9.7 billion) for the first nine months of 2010, an increase of 10% from the same period of 2009.

•
Total revenues were $231.3 million for the first nine months of 2010, an increase of 27% from the same period of 2009, including $41.7 million contributed by COHT. Without the COHT contribution, the remaining revenues were $189.6 million, an increase of 4% from the same period of 2009.

•
Non-GAAP net income was $65.1 million for the first nine months of 2010, a decrease of 5% from the same period of 2009. Non-GAAP net income includes $7.3 million attributable to COHT, while the remaining non-GAAP net income decreased by 16% to $57.8 million.

•	Non-GAAP net income attributable to E-House shareholders was $44.9 million, or $0.55 per diluted ADS, for the first nine months of 2010, a decrease of 34% from the same period of 2009.

[1]
This press release contains translations of certain RMB amounts into U.S. dollar amounts solely for the convenience of the reader. The RMB amounts were translated into U.S. dollar amounts at a rate of RMB6.7694 to US$1.00, which is the average central parity rate announced by the People’s Bank of China for the third quarter of 2010.

[2]
Non-GAAP net income and non-GAAP net income attributable to E-House shareholders in this press release exclude share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

“I am pleased with E-House’s performance during the third quarter,” said Mr. Gordon Zang, E-House’s acting chief executive officer. “Leveraging our strong project pipeline and increased market share, we were able to achieve substantially higher transaction volume for our primary real estate agency business in the third quarter than in the second quarter, and came close to reaching the level we achieved in the third quarter of 2009 at the peak of a very active market. A highlight of the third quarter was our successful launch of the Guangzhou Asian Games Village project, a landmark residential project jointly developed by five leading developers. This project represents our first major project in Guangdong Province and helps establish our presence in Southern China, a strategically important region. With our balanced national coverage and strong project pipeline, which has exceeded 30 million square meters available for 2011, we are well positioned to continue strong growth.”
Mr. Xin Zhou, E-House’s executive chairman, added, “A key factor for our success in building project pipeline is our continued effort to build strategic relationships with China’s leading real estate developers. In addition to the strategic cooperation with Greentown announced in September, we have recently also formed or broadened our strategic cooperation with Guangzhou R&F, Country Garden, Agile and KWG Properties. This will go a long way in solidifying our leadership position and providing long-term support for our growth.”
Mr. Zhou continued, “Following the latest round of cooling-off measures announced by the Chinese government in early October, including quotas on new purchases and further restrictions on mortgage loans, the sequential decrease in transaction volume in cities that have implemented the measures has so far been much smaller than that following the previous round of cooling-off measures in April. We believe that overall sentiment and demand remains solid and will continue to be supported by favorable medium- and long-term factors. In fact, for the fourth quarter, E-House is on track to set a new record for quarterly sales volume. Looking ahead at 2011, we will continue our strategy of building project pipeline and increasing our market share for our primary agency business. Meanwhile, we expect that our information and consulting services will continue its solid growth. For our online business, we have laid a solid foundation this year and are well positioned for rapid expansion next year.”
Financial Results for the Third Quarter and First Nine Months of 2010
Revenues
Third quarter total revenues were $88.6 million, an increase of 3% from $86.2 million for the same quarter of 2009. For the first nine months of 2010, total revenues were $231.3 million, an increase of 27% from $182.4 million for the same period of 2009.
Primary Real Estate Agency Services
Third quarter revenues from primary real estate agency services were $39.2 million, a decrease of 34% from $59.4 million for the same quarter of 2009. This decrease was mainly due to a 10% decrease in total GFA of new properties sold, contributing to a 12% decrease in total transaction value of new properties sold, and an average commission rate of 1.0% in the third quarter of 2010, compared to 1.4% for the same quarter in 2009. (See “Selected Operating Data” below for more details on total GFA and total transaction value of new properties sold.) The GFA and transaction value of new properties sold represented a small decrease from the third quarter of 2009, a period of very active real estate transactions, but increased substantially from the second quarter of 2010 as the market rebounded from the low transaction volume following government cooling-off measures announced in April. For the first nine months of 2010, revenues from primary real estate agency services were $113.5 million, a decrease of 4% from $118.0 million for the same period of 2009. This decrease was mainly due to the decrease of the average commission rate from 1.4% for the first nine months of 2009 to 1.2% for the same period of 2010.

Secondary Real Estate Brokerage Services
Third quarter revenues from secondary real estate brokerage services were $4.9 million, a decrease of 19% from $6.1 million for the same quarter of 2009. This decrease was mainly due to lower total secondary real estate transaction volume following the announcements of cooling-off measures by the government in April 2010. For the first nine months of 2010, revenues from secondary real estate brokerage services were $14.1 million, a decrease of 5% from $14.8 million for the same period of 2009. As of September 30, 2010, E-House had a total of 133 secondary real estate brokerage stores in eight cities in China, compared to 112 stores as of September 30, 2009 and 131 as of June 30, 2010.
Revenues from China Real Estate Information Corporation (“CRIC”)
CRIC, a subsidiary of E-House, provides real estate information, consulting and online services in China. Third quarter revenues from CRIC were $43.7 million, an increase of 113% from $20.5 million for the same quarter of 2009. Total revenues for the third quarter of 2010 included $19.1 million attributable to COHT, while the remaining revenues were $24.6 million, an increase of 20% from $20.5 million for the same quarter in 2009. For the first nine months of 2010, revenues from CRIC were $101.8 million, an increase of 108% from $49.0 million for the same period of 2009. Total revenues for the first nine months of 2010 included $41.7 million attributable to COHT, while the remaining revenues were $60.1 million, an increase of 23% from $49.0 million for the same period of 2009.
The year-on-year increase in revenues from CRIC was attributable to increases in revenues from CRIC’s real estate information and consulting services and the acquisition of COHT. The year-on-year increase in revenues from real estate information and consulting services was primarily due to an increased number of subscribers to the CRIC database and more demand for CRIC’s customized real estate reports. CRIC completed its acquisition of COHT concurrently with its initial public offering (“IPO”) in October 2009 and started reporting COHT’s business as a new line of business in the fourth quarter of 2009. COHT generates online advertising revenues through operating a real estate Internet business in China.
Cost of Revenues
Third quarter cost of revenues was $26.7 million, an increase of 43% from $18.7 million for the same quarter of 2009. Third quarter cost of revenues included $7.3 million attributable to COHT, while the remaining cost of revenues was $19.4 million, an increase of 4% from $18.7 million for the same quarter of 2009.
For the first nine months of 2010, cost of revenues was $69.6 million, an increase of 66% from $41.9 million for the same period of 2009. Cost of revenues for the first nine months of 2010 included $18.1 million attributable to COHT, while the remaining cost of revenues was $51.5 million, an increase of 23% from $41.9 million for the same period of 2009.
Selling, General and Administrative (“SG&A”) Expenses
Third quarter SG&A expenses were $50.6 million, an increase of 87% from $27.0 million for the same quarter of 2009. Third quarter SG&A expenses included $15.0 million attributable to COHT, while the remaining SG&A expenses were $35.6 million, an increase of 32% from $27.0 million for the same quarter of 2009. For the first nine months of 2010, SG&A expenses were $133.0 million, an increase of 82% from $73.0 million for the same period of 2009. SG&A expenses for the first nine months of 2010 included $37.3 million attributable to COHT, while the remaining SG&A expenses were $95.7 million, an increase of 31% from $73.0 million for the same period of 2009. Other than expenses attributable to COHT, the year-on-year increase in SG&A expenses was primarily due to higher salaries associated with the increased number of staff, higher marketing and travel expenses as well as higher share-based compensation expense as a result of share options and restricted shares granted in 2009.

Income from Operations
Third quarter income from operations was $11.3 million, a decrease of 72% from $40.4 million for the same quarter of 2009. For the first nine months of 2010, income from operations was $28.7 million, a decrease of 58% from $67.6 million for the same period of 2009. Third quarter non-GAAP income from operations, which excluded share-based compensation expense and amortization of intangible assets resulting from business acquisitions, was $23.2 million, a decrease of 46% from $43.0 million for the same quarter of 2009. Third quarter non-GAAP income from operations included $4.0 million attributable to COHT, while the remaining non-GAAP income from operations was $19.2 million, a decrease of 55% from $43.0 million for the same quarter of 2009. For the first nine months of 2010, non-GAAP income from operations was $64.4 million, a decrease of 13% from $74.5 million for the same period of 2009. For the first nine months of 2010, non-GAAP income from operations included $7.8 million attributable to COHT, while the remaining non-GAAP income from operations was $56.6 million, a decrease of 24% from $74.5 million for the same period of 2009.
Other Income
Third quarter other income of $1.4 million primarily included cash subsidies received by the Company’s subsidiaries from local governments as incentives for investing in certain local districts.
Net Income
Third quarter net income was $9.6 million, a decrease of 73% from $35.3 million for the same quarter of 2009. Third quarter non-GAAP net income was $20.8 million, a decrease of 45% from $37.8 million for the same quarter of 2009. Third-quarter non-GAAP net income included $4.0 million attributable to COHT, while the remaining non-GAAP net income was $16.8 million, a decrease of 55% from $37.8 million for the third quarter of 2009. For the first nine months of 2010, net income was $31.4 million, a decrease of 49% from $62.0 million for the same period of 2009. Non-GAAP net income for the first nine months of 2010 was $65.1 million, a decrease of 5% from $68.6 million for the same period of 2009. Non-GAAP net income for the first nine months of 2010 included $7.3 million attributable to COHT, while the remaining non-GAAP net income was $57.8 million, a decrease of 16% from $68.6 million for the same period of 2009.
Net Income Attributable to Non-controlling Interests
In October 2009, CRIC completed the acquisition of SINA Corporation’s (“SINA”) (NASDAQ: SINA) 66% equity interest in COHT, increasing its interest in COHT from 34% to 100%, in exchange for issuing 47,666,667 ordinary shares to SINA upon CRIC’s IPO. Following the IPO and the acquisition of COHT, E-House remained the majority shareholder of CRIC. As of September 30, 2010, E-House held a 52.67% equity interest in CRIC. As a result, net income attributable to non-controlling interests in the third quarter of 2010 was $3.7 million, a significant increase from the same quarter of 2009. Net income attributable to non-controlling interests was $8.2 million for the first nine months of 2010.
Net Income Attributable to E-House Shareholders
Third quarter net income attributable to E-House shareholders was $5.9 million, or $0.07 per diluted ADS, compared to $34.9 million for the same quarter of 2009. Third quarter non-GAAP net income attributable to E-House shareholders was $13.2 million, or $0.16 per diluted ADS, compared to $37.4 million for the same quarter of 2009. For the first nine months of 2010, net income attributable to E-House shareholders was $23.2 million, or $0.28 per diluted ADS, compared to $61.3 million for the same period of 2009. Non-GAAP net income attributable to E-House shareholders for the first nine months of 2010 was $44.9 million, or $0.55 per diluted ADS, a decrease of 34% from $68.0 million, or $0.85 per diluted ADS, for the same period of 2009.

Cash Flow
As of September 30, 2010, the Company had a cash balance of $485.4 million. Third quarter net cash provided by operating activities was $30.1 million. This amount was mainly attributable to non-GAAP net income of $20.8 million and a decrease in customer deposits by $32.6 million, partially offset by an increase in accounts receivable by $20.3 million.
Business Outlook
The Company estimates that its revenues for the fourth quarter of 2010 will be in the range of $115 million to $117 million, compared to $117.1 million in the same quarter in 2009. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
E-House’s management will host an earnings conference call on November 11, 2010 at 8 a.m. U.S. Eastern Standard Time (9 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-617-213-8067
Hong Kong:	+852-3002-1672
Mainland China:	+86-10-800-130-0399
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House Earnings Call.”
A replay of the conference call may be accessed by phone at the following number until November 18, 2010:

International:	+1-617-801-6888
Passcode:	17845704
Additionally, a live and archived webcast of the conference call will be available at http://ir.ehousechina.com .
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 100 cities. E-House offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information, consulting, online and investment management services. The real estate information, consulting and online services are offered through E-House’s majority owned subsidiary, China Real Estate Information Corporation (NASDAQ: CRIC). E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) net income attributable to E-House shareholders, (2) net income, (3) income from operations and (4) net income per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.
E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of E-House’s operating performance from a cash perspective. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. As a result of the acquisition of COHT in the fourth quarter of 2009, E-House has computed its non-GAAP financial measures in this press release by excluding items that previously did not exist or were not material. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions are recurring expenses that will continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:
In China
Michelle Yuan
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0770
E-mail: liyuan@ehousechina.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: derek.mitchell@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: jessica.cohen@ogilvypr.com

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	September 30,
	2009	2010
ASSETS
Current assets
Cash and cash equivalents	548,062	485,412
Restricted cash	8,057	5,441
Customer deposits	38,958	94,906
Unbilled accounts receivable, net	120,020	148,023
Accounts receivable, net	33,452	21,780
Properties held for sale	3,065	6,683
Advance payment for properties	8,108	—
Deferred tax assets	13,337	13,445
Prepaid expenses and other current assets	18,698	33,906
Amounts due from related parties	1,042	1,555

Total current assets	792,799	811,151
Property and equipment, net	16,219	19,876
Intangible assets, net	202,695	189,096
Investment in affiliates	398	9,748
Goodwill	452,660	453,107
Deferred tax assets, non-current	1,847	1,862
Customer deposits, non-current	981	1,059
Other non-current assets	4,526	5,984

Total assets	1,472,125	1,491,883

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	9,865	6,685
Accrued payroll and welfare expenses	31,420	25,561
Income tax payable	38,226	29,218
Other tax payable	12,072	10,960
Amounts due to related parties	1,050	863
Advance from property buyers	6,587	5,444
Other current liabilities	15,928	22,575

Total current liabilities	115,148	101,306
Deferred tax liabilities	42,327	42,836
Other non-current liabilities	1,331	1,228

Total liabilities	158,806	145,370

Commitments and contingencies
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 80,145,869 and 80,358,872 shares issued and outstanding, as of December 31, 2009 and September 30, 2010, respectively	80	80
Additional paid-in capital	656,593	667,674
Retained earnings	184,749	187,899
Accumulated other comprehensive income	16,344	22,791

Total E-House equity	857,766	878,444
Non-controlling interests	455,553	468,069

Total equity	1,313,319	1,346,513

TOTAL LIABILITIES AND EQUITY	1,472,125	1,491,883

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2010	2009	2010

Revenues	86,159	88,634	182,449	231,307
Cost of revenues	(18,687)	(26,710)	(41,867)	(69,581)
Selling, general and administrative expenses	(27,024)	(50,609)	(72,972)	(133,037)

Income from operations	40,448	11,315	67,610	28,689

Interest expenses	—	—	(216)	—
Interest income	155	738	574	2,123
Other income, net	3,172	1,358	8,307	6,037

Income before taxes, equity in affiliates	43,775	13,411	76,275	36,849
Income tax expense	(8,589)	(3,749)	(14,756)	(5,324)

Income before equity in affiliates	35,186	9,662	61,519	31,525
Income/(loss) from equity in affiliates	90	(45)	475	(123)

Net income	35,276	9,617	61,994	31,402

Less: Net income attributable to non-controlling interests	362	3,669	668	8,172

Net income attributable to E-House shareholders	34,914	5,948	61,326	23,230

Earnings per share:
Basic	0.44	0.07	0.77	0.29
Diluted	0.43	0.07	0.76	0.28
Shares used in computation:
Basic	79,652,486	80,283,790	79,577,590	80,224,258
Diluted	80,863,947	81,290,540	80,244,593	81,160,354
Notes

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.7011 on September 30, 2010 and USD1 = RMB6.7694 for the three months ended September 30, 2010.

E-HOUSE (CHINA) HOLDINGS LIMITED
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income from operations	40,448	11,315	67,610	28,689
Share-based compensation expense	2,255	6,667	5,998	20,057
Amortization of intangible assets resulting from business acquisitions	297	5,237	842	15,672

Non-GAAP income from operations[3]	43,000	23,219	74,450	64,418

GAAP net income	35,276	9,617	61,994	31,402
Share-based compensation expense (net of tax)	2,255	6,667	5,998	20,057
Amortization of intangible assets resulting from business acquisitions (net of tax)	223	4,550	631	13,623

Non-GAAP net income[4]	37,754	20,834	68,623	65,082

Net income attributable to E-House shareholders	34,914	5,948	61,326	23,230
Share-based compensation expense (net of tax and non-controlling interests)	2,255	4,800	5,998	14,430
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	223	2,413	631	7,194

Non-GAAP net income attributable to E-House shareholders	37,392	13,161	67,955	44,854

GAAP net income per ADS — basic	0.44	0.07	0.77	0.29

GAAP net income per ADS — diluted	0.43	0.07	0.76	0.28

Non-GAAP net income per ADS — basic	0.47	0.16	0.85	0.56

Non-GAAP net income per ADS — diluted	0.46	0.16	0.85	0.55

Shares used in calculating basic GAAP /Non-GAAP net income attributable to shareholders per ADS	79,652,486	80,283,790	79,577,590	80,224,258

Shares used in calculating diluted GAAP / Non-GAAP net income attributable to shareholders per ADS	80,863,947	81,290,540	80,244,593	81,160,354

[3]	Non-GAAP income from operations includes $4,035 and $7,849 attributable to COHT for the third quarter and the first nine months of 2010, respectively.

[4]	Non-GAAP net income includes $4,018 and $7,256 attributable to COHT for the third quarter and the first nine months of 2010, respectively.

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2010	2009	2010
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	3,339	3,005	7,417	7,714
Total value of new properties sold (millions of RMB)	29,456	25,906	59,802	65,612
Total value of new properties sold (millions of $)	4,312	3,869	8,753	9,700